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                                                                    EXHIBIT 99.2


                        [CANADIAN SUPERIOR ENERGY INC. LOGO]



For Immediate Release                                           October 29, 2004

           CANADIAN SUPERIOR PROVIDES UPDATE ON CORPORATE PERSONNEL

CALGARY, ALBERTA--Canadian Superior Energy Inc. ("Canadian Superior" - AMEX;
TSX: SNG) of Calgary, Alberta wishes to advise that:

Canadian Superior advises that Mr. David Purcell is no longer with the Company. He served briefly as CFO of the Company. His duties and responsibilities have been re-assigned back to those performing the functions prior to his joining the Company. Also, Mr. Harvey Klingensmith is no longer a Director of Canadian Superior after a brief tenure with the Company.

Canadian Superior said today that it is also pleased to announce that Ms. Carla O'Neil has joined the Company as Office Manager. Ms. O'Neil has extensive experience in this regard. Ms. O'Neil joins Canadian Superior having been until very recently at UBS Energy Canada Ltd.

Canadian Superior also advises that Mr. Frits Van Dyl has joined the Company as Senior Geologist. Mr. Van Dyl has extensive experience in the Western Canadian Sedimentary Basin and is well known in Calgary having worked for many well known Canadian oil and gas companies.

Greg Noval, President and Chief Executive Officer said today, "Both Carla and Frits are `Team Players' and we are very pleased to have them at Canadian Superior".

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production Company whose shares trade on both the Toronto and American Stock Exchanges.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

CANADIAN SUPERIOR ENERGY INC.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:   (403) 216-2374
www.cansup.com